Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong
SAR, China

September 16, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C.
Mail Stop 20549-0407

Dear Sirs, Mesdames:

Re:	Interactive Multi-Media Auction Corporation ("the Company") Registration Statement on Form S-1 File No. 333-185909

In connection with the Company's Form S-1 Registration Statement (file no. 333-185909), the Company hereby requests the withdrawal of its acceleration request dated and filed with the Commission on September 13, 2013.  The Company intends to file an amendment to its Registration Statement as soon as practicable to update the financial information therein.

We trust you will find the foregoing to be in order.  Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

INTERACTIVE MULTI-MEDIA AUCTION CORPORATION

Per:	/s/ Amber McCandless
Amber McCandless, President.